Exhibit 99.1

Canopy Growth Outlines its CBD Advantage

SMITHS FALLS, ON, Jan. 8, 2019 /CNW/ - Canopy Growth Corporation (NYSE: CGC) (TSX: WEED) (the "Company" or "Canopy Growth") once again applauds the passage of the U.S. 2018 Farm Bill. Canopy Growth wishes to update the market on its hemp operations as it prepares for US market entry thanks to this transformative piece of federal legislation, one that enables expanded pathways to the American market for hemp-based products, including CBD products.

Canopy Growth began adding strategic hemp assets to its portfolio in 2016 focused on consumer-packaged goods. The market potential for hemp and future CBD products was soon realized and the Company began investing in field-scale operations in late 2017 in order to vertically integrate its hemp business to mirror its existing cannabis business.

"Canopy has been preparing for and investing in this opportunity for several years now, through strategic acquisitions, infrastructure expansion, and extensive internal research and development," said Bruce Linton, Chairman & Co-CEO, Canopy Growth. "With the door now open, we are moving fast to bring our considerable resources to establish the same market leadership position internationally that we have earned in the Canadian cannabis market. Canopy has a strong supply of CBD, a significant channel presence, the IP to drive the CBD industry forward to the benefit of consumers, and the balance sheet needed to act now."

HEMP OPERATIONS AND CBD

The Company's world-class hemp team worked throughout the year to develop proprietary and patent-pending technological solutions to optimize the speed and efficiency of harvest, post-harvest, and storage processes required to run field-scale hemp operations.

Based on a successful first season, Canopy Growth's hemp division has harvested over 190 million sq. ft. (4500 acres) of CBD-rich hemp genetics in Saskatchewan. Once extracted, the company expects a yield of approximately 7000 kilograms of hemp-derived CBD, repeatable annually.

Extracted product can be stored as inventory over the long term as regulatory paths to the Canadian market are defined. At this time, there is no path to the US market for CBD derived from Canadian-grown hemp. That said, with the expertise that Canopy Growth has developed through the entire product cycle, from breeding to extraction to formulation, the Company is well positioned to assist and enable American farmers to move their hemp to market and positions the company as an expert partner in the United States.

STRATEGIC IP PORTFOLIO & CASH POSITION

Canopy Growth acquired a portfolio of hemp-specific IP when it acquired Colorado-based ebbu Inc. in November 2018. With more than 40 cannabis-related patent applications filed representing over 1500 inventions, the ebbu science team has become a global leader in data-driven, lab-tested cannabinoid research.

In addition to significant IP and patents filed, Canopy Growth's cash position continues to set it apart. The Company is prepared to invest in the infrastructure required to bring multiple CBD products to market at scale. With a substantial cash position, it can do so without diluting its shareholders.

Canopy Growth has developed broad product offerings specific to CBD across multiple verticals and will be publicly unveiling brands and product assortment in the first half of calendar 2019.

Here's to Future (Hemp) Growth.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers the world's only medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 13 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to current and future hemp operations domestically and abroad. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities law.

Canopy Growth outlines its CBD advantage (CNW Group/Canopy Growth Corporation)

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations: Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 06:30e 08-JAN-19